                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    ---------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                             (Amendment No._____)(1)



                           Sonus Pharmaceuticals, Inc.
     -----------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock $0.001 par value per share
     -----------------------------------------------------------------------
                         (Title of Class of Securities)


                                    835692104
     -----------------------------------------------------------------------
                                 (CUSIP Number)


                                January 18, 2002
     -----------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the Rule pursuant to which this
Schedule is filed:

         / /      Rule 13d-1(b)
         /X/      Rule 13d-1(c)
         / /      Rule 13d-1(d)


-------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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Cusip No. 835692104                   13G                      Page 2 of 7 pages


1.   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (entities only)

     S.A.C. Capital Advisors, LLC
--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group*

     (a)      / /

     (b)      / /
--------------------------------------------------------------------------------

3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------

Number of Shares          (5)  Sole Voting Power             0
Beneficially Owned by
Each Reporting Person
With:
                          (6)  Shared Voting Power           1,325,702 Shares of
                                                             Common Stock


                          (7)  Sole Dispositive Power        0


                          (8)  Shared Dispositive Power      1,325,702 Shares of
                                                             Common Stock
--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,325,702 Shares of Common Stock
--------------------------------------------------------------------------------

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares*       / /

--------------------------------------------------------------------------------

11.  Percent of Class Represented by Amount in Row (9)

     9.58%
--------------------------------------------------------------------------------

12.  Type of Reporting Person*

     OO
--------------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

Cusip No. 835692104                   13G                      Page 3 of 7 pages




1.   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (entities only)

     S.A.C. Capital Management, LLC
--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group*

     (a)      / /

     (b)      / /
--------------------------------------------------------------------------------

3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------

Number of Shares          (5)  Sole Voting Power             0
Beneficially Owned by
Each Reporting Person
With:
                          (6)  Shared Voting Power           1,325,702 Shares of
                                                             Common Stock


                          (7)  Sole Dispositive Power        0


                          (8)  Shared Dispositive Power      1,325,702 Shares of
                                                             Common Stock
--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,325,702 Shares of Common Stock
--------------------------------------------------------------------------------

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares*       / /

--------------------------------------------------------------------------------

11.  Percent of Class Represented by Amount in Row (9)

     9.58%
--------------------------------------------------------------------------------

12.  Type of Reporting Person*

     OO
--------------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

Cusip No. 835692104                   13G                      Page 4 of 7 pages




1.   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (entities only)

     Steven A. Cohen
--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group*

     (a)      / /

     (b)      / /
--------------------------------------------------------------------------------

3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------

Number of Shares          (5)  Sole Voting Power             0
Beneficially Owned by
Each Reporting Person
With:
                          (6)  Shared Voting Power           1,325,702 Shares of
                                                             Common Stock


                          (7)  Sole Dispositive Power        0


                          (8)  Shared Dispositive Power      1,325,702 Shares of
                                                             Common Stock
--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person


     1,325,702 Shares of Common Stock
--------------------------------------------------------------------------------

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares*       / /

--------------------------------------------------------------------------------

11.  Percent of Class Represented by Amount in Row (9)

     9.58%
--------------------------------------------------------------------------------

12.  Type of Reporting Person*

     IN
--------------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

Cusip No. 835692104                   13G                      Page 5 of 7 pages



                                  Schedule 13G
                                Amendment No. __*
                          Common Stock Par Value $0.001
                               CUSIP No. 835692104

Item 1(a)         Name of Issuer:
                  Sonus Pharmaceuticals, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:
                  22026 20th Avenue SE
                  Bothell, Washington 98021

Item 2(a)         Name of Person Filing:

         This statement is being filed by (i) S.A.C. Capital Advisors, LLC ("SAC Capital Advisors"), (ii) S.A.C. Capital Management, LLC ("SAC Capital Management") and (iii) Steven A. Cohen.

Item 2(b)         Address of Principal Business Office or, if none, Residence:

         (i), (ii) and (iii):
         777 Long Ridge Road
         Stamford, Connecticut 06902

Item 2(c)         Citizenship:

         Please refer to Item 4 on each cover sheet for each filing person

Item 2(d)         Title of Class of Securities:

         Common stock, par value $0.001 per share

Item 2(e)         CUSIP Number:  835692104

Item 3            Not applicable

Item 4            Ownership.

         Of the securities reported on herein, 662,851 shares (including presently exercisable warrants to purchase 110,475 shares of Common Stock) are held by S.A.C. Capital Associates, LLC, an Anguillan limited liability company ("SAC Capital Associates") and 662,851 shares (including presently exercisable warrants to purchase 110,475 shares of Common Stock) are held by S.A.C. Healthco Fund, LLC, an Anguillan limited liability company ("SAC Healthco"). Pursuant to investment agreements, each of SAC Capital Advisors and SAC Capital Management share all investment and voting power with respect to the securities held by SAC Capital Associates and SAC Healthco. Accordingly, each of SAC Capital Advisors and SAC Capital Management may be deemed to be the beneficial owner of the securities covered by this statement for purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act").

         Steven A. Cohen is the Managing Member, President and Chief Executive Officer of SAC Capital Advisors and the owner, directly and through a wholly owned subsidiary, of 100% of the membership interests of SAC Capital Management. Accordingly, Mr. Cohen may be deemed to be the beneficial owner of the securities covered by this statement for purposes of Rule 13d-3 under the Exchange Act. Mr. Cohen disclaims beneficial ownership of any of the securities covered by this statement.

Cusip No. 835692104                   13G                      Page 6 of 7 pages



Item 4(a)         Amount Beneficially Owned:

         1,325,702 shares of Common Stock, which includes presently exercisable warrants to purchase 110,475 shares of Common Stock held by each of SAC Capital Associates and SAC Healthco.

Item 4(b)         Percent of Class:

                  9.58%

Item 4(c) Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote: 0
                  (ii)     Shared power to vote or to direct the vote:
                           1,325,702 Shares of Common Stock
                  (iii)    Sole power to dispose or direct the disposition of: 0
                  (iv) Shared power to dispose or to direct the disposition of: 1,325,702 Shares of Common Stock

Item 5            Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person.

         SAC Capital Associates and SAC Healthco have the right to receive dividends on, and proceeds from the sale of, their respective portion of the shares reported on this statement as beneficially owned by SAC Capital Advisors, SAC Capital Management and Mr. Cohen.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable

Item 8            Identification and Classification of Members of the Group.

         Not applicable

Item 9            Notice of Dissolution of Group.

         Not applicable

Item 10           Certifications.

         By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Cusip No. 835692104                   13G                      Page 7 of 7 pages


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Signature:

Dated: January 23, 2002

S.A.C. CAPITAL ADVISORS, LLC

By:  /s/ Peter Nussbaum
   -----------------------------------------
     Name:    Peter Nussbaum
     Title:   Authorized Person


S.A.C. CAPITAL MANAGEMENT, LLC

By:  /s/ Peter Nussbaum
   -----------------------------------------
     Name:    Peter Nussbaum
     Title:   Authorized Person


STEVEN A. COHEN

By:  /s/ Peter Nussbaum
   -----------------------------------------
     Name:    Peter Nussbaum
     Title:   Authorized Person